

Mail Stop 4561

September 21, 2009

Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70, Floor C27
D-60486 Frankfurt am Main
Federal Republic of Germany

      RE: Deutsche Bank Aktiengesellschaft
              Form 20-F for Fiscal Year Ended December 31, 2008
              Filed March 24, 2009
              File No. 1-15242

Dear Mr. Krause,

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5: Operating and Financial Review and Prospects

Reclassification of Financial Assets, page 58

1. Please confirm to us that all decisions to reclassify financial assets effective as of October 1, 2008 were made <u>before</u> November 1, 2008 and revise future filings to more clearly disclose this fact. If the decision was made on or after November 1, 2008, please tell us why you believe using an effective date other than the date the reclassification was made is appropriate considering the guidance in Reclassification of Financial Assets: Effective Date and Transition - Amendments to IAS 39, "Financial Instruments - Recognition and Measurement" and IFRS 7, "Financial Instruments - Disclosures" issued in November 2008.

Key Credit Market Exposures, page 79

2. On page 81, you disclose that you exclude interest-only and inverse interest-only positions from your disclosure of your U.S. residential mortgage business exposure because they are negatively correlated to deteriorating markets. Please explain to us in detail and revise future filings to briefly explain to investors how these securities are negatively correlated to deteriorating markets.

Leveraged Finance Business, page 86

3. Please explain to us in detail and revise future filings to briefly explain to investors why you have excluded both new exposures entered into 2008 with a fair value of € 558 million at December 31, 2008, and loans entered into after January 1, 2007, accounted for on an amortized cost basis of €9.9 billion from the table detailing your leveraged finance exposure.

Special Purpose Entities

Relationships with Other Non-Consolidated SPEs

Group Sponsored Securitizations, page 105

4. You disclose that you entered into transactions with SPEs to derecognize €10.4 billion of U.S. leveraged loans and commercial real estate loans that were held at fair value through profit or loss.

    a. We note you continue to recognize €0.7 billion of these loans as the derecognition criteria were not met. Please tell us the key facts and circumstances and identify the specific accounting guidance you considered and on which you relied to determine whether to derecognize loans transferred to SPEs. Please explain the key differences in the loans that were derecognized as compared to the loans that were not derecognized.

    b. Please tell us the key facts and circumstances and identify the specific accounting guidance you considered and on which you relied upon to determine whether to consolidate the SPEs initially, at December 31, 2008 and during 2009 or any other date in which you reassessed the consolidation status of the SPE.

    c. Specifically tell us all the relevant facts and circumstances relating to the default triggers, the triggering of them, and the determination for third party equity holders investing additional equity to a SPE and how you considered this information in your consolidation analysis.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stefan Krause
Deutsche Bank Aktiengesellschaft
September 21, 2009
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant